Exploration Program for the Flagship Pine Ridge Uranium Project

In Wyoming's Prolific Powder River Basin

Priority Targets Identified, ~38,000m Drill Program Anticipated to Start in July 2025

Winnipeg, Manitoba, Canada, May 15, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that an exploration program for the Pine Ridge Uranium Project ("Pine Ridge") in the Powder River Basis in Wyoming, held by Snow Lake and Global Uranium and Enrichment Limited ("GUE") in a 50 / 50 joint venture (the "Joint Venture"), has been developed.

Highlights

  Pine Ridge is an In-Situ Recovery (ISR) uranium project located in the Powder River Basin, Wyoming and primed for accelerated development

  Powder River Basin, Wyoming is the leading uranium-producing region in the U.S., supported by a favourable regulatory environment and streamlined permitting processes

  Utilising the existing 1,214 drill holes on Pine Ridge, the Joint Venture team is developing a complete geological model (that includes 335 km of redox boundaries), and has developed a detailed exploration program to rapidly advance Pine Ridge

  Drill program is expected to start in July 2025, will focus on numerous target areas, and will be comprised of ~38,000m (125,000 ft) of drilling

CEO Remarks

"The potential for Pine Ridge to become a tier-one uranium asset in the United States is precisely the reason why we entered into the 50/50 joint venture with Global Uranium and Enrichment Limited (GUE)" said Frank Wheatley, CEO of Snow Lake.  "The tireless work by GUE over the past 12 months to secure Pine Ridge, and to dramatically expand the project footprint, sets the stage for the initiation of a maiden drill program by our joint venture at Pine Ridge."

Overview - Pine Ridge Exploration Program

The Joint Venture has consolidated the existing historical data on the project area and integrated it with available public information from nearby projects to develop a 3D model of the known mineralization and potential mineralisation.  The results of this data compilation and evaluation led to the staking of an additional 937 claims at Pine Ridge, and increasing the Joint Venture's landholding, to a total of approximately 15,130 ha (37,387 acres).

In addition, the understanding and results from the data compilation and geological review have guided the prioritisation of drill targets in the area (shown in red below), with approximately 38,000m (125,000 ft) of drilling to be completed inside these areas during the initial exploration program.

Figure 1: Priority Areas for 2025 Exploration Program at Pine Ridge

Historically, Conoco drilled 765 holes, and Stakeholder Energy drilled an additional 449 holes, into the project area.  Their drill campaigns were primarily designed to continue building on the geologic understanding of the project while testing key areas for uranium potential.  The results from these drill campaigns allowed Stakeholder to develop a model that included 335 km of redox boundaries hosted in stacked horizons within the Tertiary sandstones.  This interpretation is further supported by adjacent, ISR properties with published resources.

Geologists for the previous vendors of Pine Ridge measured 350 sandstone outcrops on the south and west sides of the project area under the direction of Dr. Kent Sundell, Geology Professor Emeritus at Casper College.  The purpose of the exercise was to better understand the geologic characteristics of the stacked sandstones and the paleo-river system that deposited the sands.

SOLA Project Services will be contracted by the Joint Venture to provide technical and project support.  A principal with SOLA, Mr. Bryan Soliz, has significant experience and expertise in the region, highlighted by more than 25 years of exploration and production work in the Powder River Basin, including at the adjacent Smith Ranch project operated by Cameco.  The selection of drill contractors and geophysical contractors is currently underway.  Permit approvals are expected in late June and the drill program will commence shortly after the permit is received.

Overview - Pine Ridge

Pine Ridge is an In-Situ Recovery (ISR) uranium project located in the southwestern Powder River Basin of Wyoming, the premier U.S. uranium basin.  Historically, the Powder River Basin is the most significant area for uranium production in U.S. via ISR production methods.

Pine Ridge is surrounded by existing uranium projects held by UEC and Cameco and is also located only ~15km from Cameco's Smith Ranch Mill which has licensed capacity of 5.5Mlbs U3O8 p.a.  The Smith Ranch mill is one of the largest uranium production facilities in the U.S.

Figure 2: Pine Ridge Uranium Project and Adjacent Properties

Pine Ridge is a uranium project of potential significant scale with a large JORC 2012 exploration target.  For more information on this exploration target, please refer to GUE's website1.  Pine Ridge has been significantly de-risked through historic drilling and has an ideal geological foundation to be developed into a production asset.

1 https://globaluranium.com.au

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy